Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425
RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 14 DATED DECEMBER 20, 2021
TO THE PROSPECTUS DATED APRIL 23, 2021

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2021, as supplemented by Supplement No. 1 dated May 6, 2021, Supplement No. 2 dated May 14, 2021, Supplement No. 3 dated June 4, 2021, Supplement No. 4 dated July 8, 2021, Supplement No. 5 dated August 5, 2021, Supplement No. 6 dated August 18, 2021, Supplement No. 7 dated September 2, 2021, Supplement No. 8 dated October 5, 2021, Supplement No. 9 dated November 8, 2021, Supplement No. 10 dated November 17, 2021, Supplement No. 11 dated November 22, 2021, Supplement No. 12 dated December 6, 2021 and Supplement No. 13 dated December 9, 2021. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose changes to our management.

Management

The table of our directors and executive officers under the “Management — Directors and Executive Officers” section of our prospectus is replaced with the following.

Name	Age	Position
W. Todd Henderson	53	Chairman of the Board
Anne-Marie Vandenberg	39	Chief Executive Officer, President and Director
Eric M. Russell	56	Chief Financial Officer and Vice President
Deborah H. McAneny	62	Lead Independent Director
M. Peter Steil, Jr.	78	Independent Director
Charles H. Wurtzebach, Ph.D.	72	Independent Director

The biographies of Ms. Vandenberg and Messrs. Henderson and Russell in the “Management — Directors and Executive Officers” section of our prospectus are replaced with the following:

W. Todd Henderson has served as our Chairman of the Board of Directors since February 2012 and also served as our Chief Executive Officer from October 2018 to December 2021. Mr. Henderson has also served as Head of Real Estate, Americas, DWS since January 2012, where he has been responsible for all facets of the direct real estate investment management business in the Americas. From March 2009 to January 2012, Mr. Henderson served as the Chief Investment Officer of RREEF Real Estate, Americas. From June 2007 to March 2009, he supervised RREEF Real Estate’s Value-Added and Development team, managing a $4.5 billion real estate investment portfolio for multiple institutional investors. Mr. Henderson served as a Managing Director of RREEF Real Estate’s Acquisitions team from 2003 to June 2007. Prior to joining RREEF Real Estate in 2003, Mr. Henderson was Director of Acquisitions for The J.E. Robert Company in Washington, D.C., where he was involved in the sourcing, executing and financing of over $6 billion of real estate transactions. He began his career at First Gibraltar Bank in 1991, managing the restructuring and disposition of nonperforming real estate loans on behalf of the bank and the Resolution Trust Company. Mr. Henderson holds a B.A. in History from the University of North Texas and an M.B.A. from The Wharton School of the University of Pennsylvania.

Anne-Marie Vandenberg has served as our Chief Executive Officer since December 2021 and as our President and a member of our board of directors since October 2018. She is also a Lead Portfolio Manager for DWS’s Alternatives platform. Ms. Vandenberg previously served as our Chief Operating Officer from October 2018 to December 2021, and prior to that led the RREEF real estate defined contribution strategy. Ms. Vandenberg was previously the Head of Real Estate Capital Markets, responsible for asset and fund level financings across the Americas private real estate platform. In that role, she structured over 200 real estate and fund financing transactions totaling over $11.65 billion. She joined RREEF Real Estate in 2004 as part of the closing team, working on the acquisition and disposition of commercial real estate investments. In 2005, she transitioned to Capital Markets, ultimately taking on the leadership of the group in 2013. Ms. Vandenberg has also been involved in fund restructuring efforts, sits on RREEF’s Leadership Committee, the America’s Investment Strategy Council and has participated in the strategic capitalization of several real estate products on RREEF Real Estate’s platform. She is an active member of Urban Land Institute where she is a Vice Chair of the Urban Mixed Use and Development Silver Council. She is also the Chair Elect of the Institute of Portfolio Alternatives, a member of NCREIF and co-treasurer of DCREC. Ms. Vandenberg holds a B.A. from Tulane University, a M.S. in Real Estate Finance from DePaul University and a J.D. from The John Marshall Law School.

Eric M. Russell has served as our Chief Financial Officer and Vice President since February 2015. Mr. Russell previously served as our Assistant Treasurer from May 2013 to February 2015. He has served as a Fund Controller, RREEF Real Estate Fund Finance, Americas, DWS since 2011 and as Fund Controller, RREEF Real Estate Fund Finance since 2000. During his tenure, Mr. Russell oversaw RREEF Property Trust since November 2012 and previously presided over a large separate account with a peak size of USD 4.5 billion, a separate account focused on ground-up development and a private foreign investor-owned REIT of approximately USD 1 billion. In these roles, Mr. Russell oversaw all financial reporting, fund accounting, tax compliance and loan compliance. Prior to joining RREEF Real Estate, Mr. Russell served as an Accounting Manager and Assistant Controller at iStar Financial, Inc., a publicly traded REIT, from 1996 to 2000. From 1994 to 1996, he worked as a Controller at Sierra National Home Warranty Corporation, a publicly traded company. Mr. Russell served as a Senior Auditor at Grant Thornton LLP from 1992 to 1994 and a Staff Auditor from 1991 to 1992. Mr. Russell holds a B.S. in Atmospheric Science from the University of California, Davis and is a certified public accountant (inactive).

The table of officers of our advisor under the “Management — Our Sponsor and Advisor” section of our prospectus is replaced with the following.

Name	Age	Position
W. Todd Henderson	53	Head of Real Estate, Americas, DWS
Anne-Marie Vandenberg	39	Lead Portfolio Manager, Real Estate, DWS
Vikram Mehra	47	Head of Portfolio Management, Real Estate, Americas, DWS
Timothy E. Ellsworth	60	Head of Real Estate Transactions, Americas, DWS
Andy Harper	46	Lead Transactions Officer, West Coast, Real Estate Transactions, Americas, DWS
Jas Hodzic	40	Portfolio Manager & Team Lead, Real Estate, DWS
Michael J. Nigro	47	Chief Investment Officer of Real Estate, Head of Real Estate Value Add & Development, Americas, DWS
Joe P. Rado	63	Senior Asset Manager, Real Estate Debt, DWS
Eric M. Russell	56	Senior Portfolio Manager, Real Estate Retail Products, Americas, DWS
William L. Swiderski	45	Head of Fund Finance, Americas, DWS
Bob Thomas	41	Co-Head of Real Estate Securities Americas, DWS
John W. Vojticek	48	Chief Investment Officer and Head of Liquid Real Assets, DWS
Kevin White	49	Head of Research, Real Estate, Americas, DWS
David W. Zonavetch	52	Co-Head of Real Estate Securities, Americas, DWS

The biographies of the officers of our advisor under the “Management — Our Sponsor and Advisor” section of our prospectus are replaced with the following:

Vikram Mehra has served as our Secretary since August 2015. He also serves as Head of Portfolio Management for Real Estate, Americas, and as a member of our advisor’s Americas Investment Committee, both since December 2021. Mr. Mehra also serves on the Real Estate Americas Leadership Committee which is involved in key strategic decisions on behalf of the business as well as the Real Estate Americas Asset Management Oversight Committee which is involved in providing oversight to asset management and third-party contract manager performance. Prior to December 2021, Mr. Mehra served as Chief Operating Officer for Americas Real Estate business since 2015, responsible for oversight of Financial Planning & Analysis, Fund Accounting Operations, Resourcing and Technology. In 2019 and 2021 Mr. Mehra's role expanded to become Chief Administrative Officer for Illiquid Investments Americas and later Chief Administrative Officer for Investment Division Americas respectively. In these roles, Mr. Mehra represented the Illiquid Investment business and the Investment Division Americas on the DWS Americas Operating Committee and oversight of all administrative activities. From 2011 to 2015, Mr. Mehra was Head of Strategic, Planning and Analysis for DWS’s Alternatives business where he was responsible for leading the development of the annual strategic plan, overseeing all senior management reporting, as well as providing key support related to strategic decision making. Mr. Mehra joined DWS in 2005 in the Strategic, Planning and Analysis group. Previously, Mr. Mehra was Controller for Finance Operations at JP Morgan Chase from 2002 to 2005, and he was Manager for Global Futures Trading at REFCO India Private Limited from 1997 to 2000. Mr. Mehra holds an M.B.A. from the University of Mumbai and received his Masters of Science in Finance from the Carroll School of Management, Boston College. Mr. Mehra is also a CFA Charterholder.

Timothy E. Ellsworth has served as Head of Real Estate Transactions for the Americas, DWS, since September 2012. From February 2012 to October 2012, Mr. Ellsworth served as one of our directors. From June 2009 to September 2012, Mr. Ellsworth was Head of Portfolio Management for RREEF Real

Estate in the Americas. From 2001 to May 2009, he served as Managing Director of Acquisitions for RREEF Real Estate, where he served on RREEF Real Estate’s Investment Committee and was responsible for acquiring commercial real estate in the Southeastern and Midwestern United States. From 1998 to 2001, he held various positions in the RREEF Real Estate Acquisitions group and was later responsible for RREEF Real Estate’s property dispositions in the Eastern United States. From 1996 until joining RREEF Real Estate in 1998, he served as Regional Vice President of Acquisitions for Cornerstone Real Estate Advisors, where he was responsible for the acquisition and development of commercial property in the Midwestern United States. Mr. Ellsworth was a Vice President at General Electric Capital, where he specialized in debt and equity finance, asset management and investment sales, from 1989 to 1996. He is currently a member of the Urban Land Institute, the National Association of Industrial and Office Properties and the National Association of Real Estate Investment Managers. Mr. Ellsworth holds a B.S. in Finance from Indiana University.

Andy Harper has served as a Lead Transactions Officer, West Coast Real Estate Transactions, Americas, DWS since February 2016. Mr. Harper also served as Director, Real Estate Transactions, Americas, DWS from February 2006 to February 2016 after serving as Vice President of that group in 2005. Prior to joining the firm in 2000, Mr. Harper worked in the Real Estate Valuation and Consulting Group at Arthur Andersen LLP. He is also a member of local and national chapters of NAIOP and the Urban Land Institute. Mr. Harper holds a B.A. in Finance and Real Estate from Indiana University Bloomington.

Jas Hodzic has served as our Vice President of Property Investments since October 2018. Mr. Hodzic has served as a Portfolio Manager and Team Lead in the Real Estate Portfolio Management group for DWS’s Alternatives platform since September 2017 and as Portfolio Manager since March 2016. In this role, Mr. Hodzic oversees the day-to-day management of our direct real estate property investments. Mr. Hodzic joined RREEF Real Estate in April 2008 as an analyst in the Portfolio Management group, where he worked on a $500 million core separate account for a pension fund and subsequently a $3 billion REIT focused on value-added investments in office, industrial, multifamily and retail investments. Prior to joining DWS, Mr. Hodzic was a real estate analyst for HSBC Bank from July 2005 to March 2008, where he worked on a $1.0 billion debt portfolio. Mr. Hodzic holds a B.S. in Business Administration from the University of New Mexico.

Michael J. Nigro serves as Chief Investment Officer of Real Estate, Americas, DWS. Mr. Nigro is the Chairman of the DWS America’s Real Estate Investment Committee, which governs equity and debt investments and portfolios, is a member of the Americas Leadership Committee and leads the firm’s Value-add & Development and Asset Management teams. From January 2010 to December 2021, Mr. Nigro was the Head of Value-add & Development where he was responsible for sourcing & executing over $10 Billion of investments. From September 2004 to January 2010, Mr. Nigro led value-add & development activities in the eastern United States & Texas. Prior to joining the firm in 2004, Mr. Nigro served as a Senior Manager at Mesirow Financial Real Estate, where he was responsible for large public-private partnership projects. He began his career as a Project Manager. Mr. Nigro holds a B.S. in Civil Engineering from University of Illinois at Urbana-Champaign, an M.B.A. in Finance (with Distinction) from DePaul University and is a licensed professional engineer.

Joe P. Rado has served as a Senior Asset Manager, Debt since 2006. He is responsible for managing all aspects of the due diligence, credit, legal structuring and documentation, closing and the asset management of debt investments. Prior to joining DWS in 2006, Mr. Rado was Senior Underwriter at CWCapital LLC, where he was responsible for the underwriting, due diligence, documentation and closing of complex multiple-party capital stack mezzanine loans, B-Notes, junior participation and senior mortgage loans. From 1997 to 2002, Mr. Rado was Manager of Real Estate Investments at Nissho Iwai American Corporation, an international Fortune 500 company. At Nissho Iwai, he was responsible for the origination, structuring and asset management of U.S. real estate investments for the company's U.S. high yield real estate portfolio. Prior to joining Nissho Iwai, Mr. Rado was Vice President, Portfolio Management and Underwriting in the Commercial Real Estate Group at Wells Fargo (formerly First Union National Bank). Mr. Rado has more than 30 years of experience in commercial real estate finance. He received an undergraduate degree in Urban Planning from Rutgers University.

William L. Swiderski has served as our Treasurer since March 2016 and as Head of Fund Finance for DWS since June 2015. Prior to that, Mr. Swiderski served as Portfolio Controller at LaSalle Investment Management from October 1999 to June 2015, where he was responsible for managing the accounting for LaSalle’s custom account team in the Americas. From June 1998 to October 1999, Mr. Swiderski worked as an auditor at Deloitte & Touche LLP. Mr. Swiderski holds a B.S. in Commerce, with a concentration in Accounting from DePaul University. He is also a Certified Public Accountant and a CFA Charterholder.

Bob Thomas has served as Co-Head of Real Estate Securities, Americas since joining DWS in January 2017 with 15 years of industry experience. From August 2015 to December 2016, Mr. Thomas served as lead portfolio manager of North America for global listed property funds at Henderson Global Investors. He was co-lead portfolio manager of North America for global listed property funds at AMP Capital from 2012. Prior to this, he served as an analyst at Nuveen Asset Management, at BNP Paribas Asset Management and at Security Capital Research & Management. Mr. Thomas started his career as an investment banking analyst in the Real Estate group at KeyBanc Capital Markets. Mr. Thomas holds a BA in Economics from Duke University and an MBA in Finance, Management & Strategy from Kellogg School of Management, Northwestern University.

John W. Vojticek has served as Head of Liquid Real Assets, DWS since May 2016, and was Co-Head of Liquid Real Assets, DWS from February 2015 until May 2016. Mr. Vojticek has retained his role as Chief Investment Officer of Real Estate & Infrastructure Securities and Global Portfolio Manager, DWS since July 2011 and was Co-Head of Americas Real Estate Securities from 2006 to July 2011. Mr. Vojticek was responsible for launching the firm’s first listed infrastructure securities strategy in June 2008 and served as Head of the Listed Infrastructure Securities business from June 2008 until his appointment as Chief Information Officer in July 2011. Mr. Vojticek is an associate member of the National Association of Real Estate Investment Trusts. Mr. Vojticek holds a B.S. in Business Administration from the University of Southern California.

Kevin White has served as a member of our advisor’s Americas Investment Committee since June 2015 and has served as the Head of Americas Real Estate Research since February 2015. Prior to joining DWS, Mr. White was a Senior Vice President of Research at Cole Capital Corporation. From September 2004 to November 2011, Mr. White advised institutional clients as a Research Strategist at Property & Portfolio Research. Previously, Mr. White served as an economist at International Data Corporation from September 2000 to September 2004 and a tax policy officer in the Department of Finance at the Government of Canada from September 1996 to September 2000. Mr. White received a B.A. in Economics from Queen’s University, an M.A. in Economics from University of British Columbia, and is also a CFA Charterholder.

David W. Zonavetch has served as Co-Head of Real Estate Securities for the Americas and Co-Lead Portfolio Manager, DWS, based in Chicago, since August 2013. From February 2007 to February 2012, Mr. Zonavetch was a Vice President and Securities Analyst at RREEF Real Estate. He has nine years of experience in accounting and finance. From 1998 to 2001, Mr. Zonavetch served as a Senior Accountant in Corporate Finance of RREEF Real Estate, and from 2001 to 2003, he served as Securities Accounting Coordinator with RREEF Real Estate’s Securities Group, covering the office and self-storage sectors. From 1995 until joining RREEF Real Estate in 1998, Mr. Zonavetch worked as an analyst for Cendant Mobility Services Corp., a corporate employee relocation company. Mr. Zonavetch holds a B.S. in Finance from the University of Illinois at Urbana-Champaign and is a certified public accountant.

The second to last sentence of the first paragraph under the “Management — Investment Committees of the Advisor — Americas Investment Committee” section on page 125 of our prospectus is replaced with the following.

The members of the Americas Investment Committee are Timothy E. Ellsworth, Andy Harper, W. Todd Henderson, Vikram Mehra, Michael J. Nigro, John W. Vojticek and Kevin White; provided, however, that Mr. Vojticek will only vote on matters relating to our investments in real estate securities.

The second paragraph under the “Management — Investment Committees of the Advisor — Americas Investment Committee” section on page 125 of our prospectus is replaced with the following.

For information concerning the background of Mr. Henderson, see “—Directors and Executive Officers” above. For information concerning the background of Messrs. Ellsworth, Harper, Mehra, Nigro, Vojticek and White, see “—Our Sponsor and Advisor” above.